# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 666 Third Avenue, 4th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 05/02/2026
Amends the filing with accession number 0001104659-22-068218
Filed by CIK 0000004962
Persons authorized to receive notices and communications: Laureen E. Seeger, Esq., American Express Company, 200 Vesey Street, New York, New York (NY), 10285, 212-640-2000

## Reporting persons
- American Express Company (CIK 0000004962): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 157,786,199; shared voting power 0; sole dispositive power 157,786,199; shared dispositive power 0; aggregate amount beneficially owned 157,786,199 (30.1% of the class)
  Comment: The percentage reported in Row 13 is based on 523,342,918 shares of Class A common stock, par value $0.0001 per share (the "Common Stock"), issued and outstanding as of as of March 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, 4th Floor, New York, New York (NY), 10017
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022, as amended by Amendment No. 1 thereto filed on July 11, 2023 and Amendment No. 2 thereto filed on January 16, 2024, with respect to the Common Stock (the "Schedule 13D"). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 2, 2026, the Issuer, Gaia Purchaser, Inc., a Delaware corporation ("Parent"), Gaia Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Amex HoldCo. entered into a voting and support agreement (the "Voting and Support Agreement") in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 2, 2026, by and among the Issuer, Parent and Merger Sub.

The Voting and Support Agreement requires that Amex HoldCo., subject to certain limited qualifications, vote the shares of Common Stock of which Amex HoldCo. is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) as of May 2, 2026, together with any shares of Common Stock or other voting securities of the Issuer that Amex HoldCo. or its controlled Affiliates may thereafter acquire or otherwise come to beneficially own during the term of the Voting and Support Agreement (the "Stockholder Securities") and take certain other actions (or not take certain other actions, as applicable) in furtherance of the transactions contemplated by the Merger Agreement. Amex HoldCo. has also agreed not to transfer any Stockholder Securities or any related equity interests of the Issuer during the term of the Voting and Support Agreement, subject to certain exceptions.

The Voting and Support Agreement also restricts Amex HoldCo. and its controlled Affiliates from taking any action that the Issuer or its subsidiaries would be prohibited from taking under the non-solicitation provisions of the Merger Agreement, subject to certain exceptions.

In addition, the Voting and Support Agreement provides that, subject to and effective upon the closing of the transactions contemplated by the Merger Agreement, the Shareholders Agreement will be terminated, subject to certain surviving provisions.

The Voting and Support Agreement will terminate upon the earliest to occur of the closing of the transactions contemplated by the Merger Agreement, the termination of the Merger Agreement in accordance with its terms and certain other specified events.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Amendment, and incorporated herein by reference.

In accordance with the Voting and Support Agreement, the Reporting Person plans to cause Amex HoldCo. to vote its Stockholder Securities in furtherance of the transactions contemplated by the Merger Agreement, and expects to dispose of its Stockholder Securities pursuant to such transactions upon the closing thereof, which remain subject to regulatory approval and other customary closing conditions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Form of Voting Agreement by and among Gaia Purchaser, Inc., Gaia Merger Sub, Inc., Global Business Travel Group, Inc. and certain stockholders of Global Business Travel Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 4, 2026).

## Signatures
- American Express Company: /s/ James J. Killerlane III, James J. Killerlane III, Corporate Secretary (05/04/2026)